Condensed Consolidated Financial
Statements

Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Income Statement	2
Unaudited Condensed Consolidated Statement of Comprehensive Income	3
Unaudited Condensed Consolidated Statement of Financial Position	4
Unaudited Condensed Consolidated Statement of the Changes in Equity	6
Unaudited Condensed Consolidated Statement of Cash Flows	7
Notes to the Unaudited Condensed Consolidated Financial Statements	9

Unaudited Condensed Consolidated Income Statement
For the six months ended 30 June

		6 months ended	6 months ended
		30 June 2025	30 June 2024
	Notes	$m	$m
Commission and fee income	3	953.7	801.9
Commission and fee expense	3	(445.9)	(374.6)
Net commission income	3	507.8	427.3
Net trading income	3	362.4	242.7
Interest income	3	418.7	353.6
Interest expense	3	(330.7)	(252.6)
Net interest income	3	88.0	101.0
Net physical commodities income	3	9.2	16.9
Revenue	3	967.4	787.9

Expenses:
Compensation and benefits		(597.6)	(485.9)
Depreciation and amortisation		(16.5)	(15.5)
Other expenses		(157.5)	(150.2)
(Provision for)/recovery of credit losses		(1.1)	2.2
Bargain purchase gain on acquisitions	6	3.6	—
Other income		3.3	0.5
Profit before tax		201.6	139.0
Tax	4	(52.4)	(36.1)
Profit after tax		149.2	102.9

Attributable to:
Ordinary shareholders of the Company		142.6	96.3
Other equity holders[1]		6.6	6.6

Earnings per share
Basic (dollars per share)	15	2.01	1.41
Diluted (dollars per share)	15	1.91	1.32
1.Other equity holders are holders of AT1 securities.

Unaudited Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June

	6 months ended	6 months ended
	30 June 2025	30 June 2024
	$m	$m
Profit after tax	149.2	102.9
Other comprehensive income
Items that may be reclassified subsequently to profit and loss:
Cash flow hedges
Fair value gain/(loss) arising on hedging instruments during the period	41.0	(5.7)
Deferred tax on hedging instruments	(10.7)	1.4
Currency translation adjustments	4.4	(1.4)
Items that will not be recycled to profit and loss:
Change in fair value of financial liabilities designated at fair value through profit or loss ("FVTPL") due to own credit risk	(1.0)	(3.4)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	0.2	0.8
Fair value gain on investments in equity instruments designated as at fair value through other comprehensive income ("FVTOCI")	4.8	1.2
Deferred tax on revaluation of investments in equity instruments designated as at FVTOCI	(1.2)	(0.3)
Deferred tax on share-based payments	—	2.5
Current tax on share-based payments	—	0.9
Other comprehensive income/(loss), net of tax	37.5	(4.0)
Total comprehensive income	186.7	98.9

Attributable to:
Ordinary shareholders of the Company	180.1	92.3
Other equity holders	6.6	6.6

Unaudited Condensed Consolidated Statement of Financial Position
As at 30 June and 31 December

		30 June 2025	31 December 2024
	Notes	$m	$m
Assets
Non-current assets
Goodwill	7	215.1	176.5
Intangible assets		66.9	56.5
Property, plant and equipment		25.4	20.8
Right-of-use asset		62.6	59.9
Investments	13	28.9	24.0
Deferred tax		23.4	46.7
Treasury instruments (unpledged)	13	115.0	53.5
Treasury instruments (pledged as collateral)	13	242.6	46.1
Total non-current assets		779.9	484.0

Current assets
Corporate income tax receivable		34.5	12.5
Trade and other receivables	9	10,949.9	7,553.2
Inventory	8	260.5	35.8
Equity instruments (unpledged)	13	730.6	231.4
Equity instruments (pledged as collateral)	13	5,307.8	4,446.6
Derivative instruments	10	1,471.7	1,163.5
Stock borrowing	13	2,495.1	1,781.7
Treasury instruments (unpledged)	13	367.6	556.2
Treasury instruments (pledged as collateral)	13	2,702.8	2,912.9
Fixed income securities	13	105.4	87.7
Reverse repurchase agreements	13	2,607.2	2,490.4
Cash and cash equivalents		3,375.3	2,556.6
Total current assets		30,408.4	23,828.5
Total assets		31,188.3	24,312.5

Unaudited Condensed Consolidated Statement of Financial Position (continued)
As at 30 June and 31 December

		30 June 2025	31 December 2024
	Notes	$m	$m
Liabilities
Current liabilities
Repurchase agreements	13	3,290.7	2,305.8
Trade and other payables	11	13,372.6	9,740.4
Stock lending	13	4,649.9	4,952.1
Short securities	13	2,176.5	1,704.6
Short-term borrowings	13	133.0	152.0
Lease liability		10.0	10.5
Derivative instruments	10	1,082.5	751.7
Corporation tax		10.8	41.9
Debt securities	13	3,172.5	2,119.6
Provisions		0.7	0.6
Total current liabilities		27,899.2	21,779.2
Non-current liabilities
Lease liability		74.3	67.0
Derivative instruments	10	14.0	—
Debt securities	13	2,085.3	1,484.9
Deferred tax liability		4.3	4.5
Total non-current liabilities		2,177.9	1,556.4
Total liabilities		30,077.1	23,335.6
Total net assets		1,111.2	976.9

Equity
Share capital	12	0.1	0.1
Share premium		226.0	202.6
Additional Tier 1 capital (AT1)		97.6	97.6
Retained earnings		828.2	722.4
Own shares	12	(58.3)	(23.2)
Other reserves		17.6	(22.6)
Total equity		1,111.2	976.9

Unaudited Condensed Consolidated Statement of the Changes in Equity
For the six months ended 30 June

	Share capital	Share premium	Additional (AT1) capital	Retained earnings	Own shares	Other reserves	Total
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2024	0.1	134.3	97.6	555.3	(9.8)	(1.6)	775.9
Profit after tax for the period	—	—	6.6	96.3	—	—	102.9
Fair value loss on hedging instruments in cash flow hedges	—	—	—	—	—	(5.7)	(5.7)
Deferred tax on hedging instruments	—	—	—	—	—	1.4	1.4
Change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	(3.4)	(3.4)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	0.8	0.8
Fair value gain on investments in equity instruments designated at FVTOCI	—	—	—	—	—	1.2	1.2
Deferred tax on revaluation of investments in equity instruments designated at FVTOCI	—	—	—	—	—	(0.3)	(0.3)
Deferred tax on share-based payments	—	—	—	—	—	2.5	2.5
Current tax on share-based payments	—	—	—	—	—	0.9	0.9
Currency translation adjustments	—	—	—	—	—	(1.4)	(1.4)
Total comprehensive income for the period	—	—	6.6	96.3	—	(4.0)	98.9
AT1 securities dividends paid	—	—	(6.6)	—	—	—	(6.6)
Ordinary dividends paid	—	—	—	(44.1)	—	—	(44.1)
Share premium	—	68.3	—	—	—	—	68.3
Repurchase of own shares	—	—	—	—	(19.8)	—	(19.8)
Fair value of the cash settlement option on the growth shares	—	—	—	2.3	—	—	2.3
Share-based payments	—	—	—	7.4	—	—	7.4
Share settlement of share-based awards	—	—	—	(6.4)	6.4	—	—
Other movements	—	—	—	0.4	—	(0.4)	—
At 30 June 2024	0.1	202.6	97.6	611.2	(23.2)	(6.0)	882.3

At 1 January 2025	0.1	202.6	97.6	722.4	(23.2)	(22.6)	976.9
Profit after tax for the period	—	—	6.6	142.6	—	—	149.2
Fair value gain on hedging instruments in cash flow hedges	—	—	—	—	—	41.0	41.0
Deferred tax on hedging instruments	—	—	—	—	—	(10.7)	(10.7)
Change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	(1.0)	(1.0)
Deferred tax on change in fair value of financial liabilities designated at FVTPL due to own credit risk	—	—	—	—	—	0.2	0.2
Fair value gain on investments in equity instruments designated at FVTOCI	—	—	—	—	—	4.8	4.8
Deferred tax on revaluation of investments in equity instruments designated at FVTOCI	—	—	—	—	—	(1.2)	(1.2)
Currency translation adjustments	—	—	—	—	—	4.4	4.4
Total comprehensive income for the period	—	—	6.6	142.6	—	37.5	186.7
AT1 securities dividends paid	—	—	(6.6)	—	—	—	(6.6)
Ordinary dividends paid	—	—	—	(20.7)	—	—	(20.7)
Share premium	—	23.4	—	—	(23.4)	—	—
Purchase of Treasury Shares	—	—	—	—	(44.3)	—	(44.3)
Share-based payments	—	—	—	16.5	—	—	16.5
Deferred tax on share-based payments	—	—	—	—	—	(6.3)	(6.3)
Current tax on share-based payments	—	—	—	—	—	9.0	9.0
Share settlement of share-based awards	—	—	—	(32.6)	32.6	—	—
At 30 June 2025	0.1	226.0	97.6	828.2	(58.3)	17.6	1,111.2

Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended 30 June

		6 months ended	6 months ended
		30 June 2025	30 June 2024
	Notes	$m	$m
Profit before tax		201.6	139.0
Adjustments for:
Amortisation of intangible assets		6.3	6.5
Depreciation of property, plant and equipment		4.5	3.5
Depreciation of right-of-use asset		5.7	5.4
Impairment of right-of-use asset		—	0.1
Gain on sale of subsidiary		—	(2.5)
Bargain purchase gain on acquisitions	6	(3.6)	—
Increase in provisions		0.1	0.1
Provision for credit losses		1.1	(2.2)
Lease liability foreign exchange revaluation		4.5	(0.2)
Movement in fair value of derivative instruments	10	84.4	19.4
Foreign exchange revaluations		(37.2)	6.0
Other non-cash movements		1.0	(4.5)
Fair value of the cash settlement option on the growth shares		—	2.3
Share-based compensation expense	17	16.5	7.4
Operating cash flow before changes in working capital		284.9	180.3
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(3,227.5)	380.4
Increase in trade and other payables		3,459.2	341.9
(Increase) in fixed income securities		(17.7)	—
Decrease/(increase) in treasury instruments		140.7	(238.7)
(Increase) in equity instruments		(888.5)	(1,213.4)
Increase in debt securities[1]		1,652.3	226.6
Net repayment of borrowings		(39.2)	—
(Increase)/decrease in inventory		(198.8)	40.4
Decrease/(increase) in net repurchase agreements		868.1	(179.0)
(Decrease)/increase in net stock borrowing and lending		(1,015.6)	945.7
Cash inflow from operating activities		1,017.9	484.2
Corporation tax paid		(90.2)	(31.7)
Net cash inflow from operating activities		927.7	452.5
For the six months ended 30 June 2025, interest received was $421.9m (six months ended 30 June 2024: $348.3m), interest paid was $317.1m (six months ended 30 June 2024: $238.6m) and dividends received were $nil (six months ended 30 June 2024: $nil).

Unaudited Condensed Consolidated Statement of Cash Flows (continued)
For the six months ended 30 June

		6 months ended	6 months ended
		30 June 2025	30 June 2024
	Notes	$m	$m
Investing activities
Acquisition of businesses, net of cash acquired [3]	6	22.4	(4.0)
Payment to acquire subsidiaries[2]	18	(79.1)	—
Net proceeds from sale of subsidiary	6	—	2.5
Purchase of intangible assets		(2.6)	(3.9)
Purchase of property, plant and equipment		(8.8)	(5.3)
Net cash used in investing activities		(68.1)	(10.7)

Financing activities
Proceeds from issuance of ordinary shares	12	—	73.0
Issuance costs of ordinary shares	12	—	(4.7)
Purchase of treasury shares		(44.3)	(19.8)
Dividends paid	5	(27.3)	(50.7)
Payment of lease liabilities		(8.8)	(1.6)
Net cash used in financing activities		(80.4)	(3.8)
Net increase in cash and cash equivalents		779.2	438.0

Cash and cash equivalents
Cash and cash equivalents at 1 January		2,556.6	1,483.5
Increase in cash		779.2	438.0
Effect of foreign exchange rate changes		39.5	(7.3)
Cash and cash equivalents at 30 June		3,375.3	1,914.2
1. Included in the movement in debt securities is the movement of EMTN and the Group's senior issuance notes programmes, including the Group's $500m senior notes debt issuance in May 2025.
2. The advanced purchase of investments relate to the acquisitions of Agrinvest Commodities and Hamilton Court Group post balance sheet which completed on 1 July 2025. Please refer to note 18.
3. Included in the acquisition of businesses, net of cash acquired, is the net cash consideration of Edgemere Terminals Limited of $2.6m. Please refer to note 6.

Notes to the Unaudited Condensed Consolidated Financial Statements

1 General Information
Marex Group plc (the 'Group' and ‘Company’) is incorporated in England and Wales under the Companies Act. The address of the registered office is 155 Bishopsgate, London, EC2M 3TQ, United Kingdom. The principal activities of the Group and the nature of the Group’s operations are set out in note 3.
The unaudited condensed consolidated financial statements of the Group are presented in US dollars ('USD' or ‘$’), which is also the Company’s functional currency. All amounts have been rounded to the nearest tenth of a million (‘m’), except where otherwise indicated.
The information for the year ended 31 December 2024 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2 Material Accounting Policy Information
(a) Basis of preparation
The interim condensed consolidated financial statements as at 30 June 2025 and for the six months ended 30 June 2025 and 2024 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the 2024 Group Annual Report and Accounts (the 2024 Group Annual Report and accounts refers to the consolidated statements of financial position of Marex Group plc and subsidiaries as at 31 December 2024 and 2023, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows).
(b) New standards, interpretations and amendments adopted by the Group
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the 2024 Group Annual Report, except for the adoption of new standards effective as of 1 January 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
One amendment applies for the first time in 2025, but does not have any material impact on the interim condensed consolidated financial statements of the Group.
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
The amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments are effective for annual reporting periods beginning on or after 1 January 2025. When applying the amendments, an entity cannot restate comparative information. The amendments did not have a material impact on the Group’s financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
3 Segmental Analysis
Revenue
Revenues within the scope of International Financial Reporting Standard ("IFRS") 15 of $456.9m (30 June 2024: $372.4m) are included within commission and fee income in the income statement. In addition, the net proceeds from a commitment to simultaneously buy and sell financial instruments with counterparties on matched principal basis, which are not in the scope of IFRS 15 are also recorded within commissions and fee income.
Revenues that are not within the scope of IFRS 15 are presented within net trading income, net interest income and net physical commodities income in the income statement.
The below disaggregation shows the revenue by each of the five operating segments. The substantial majority of the Group's performance obligations for revenues from contracts with clients are satisfied at a point in time. Revenue recognised over time is not material.
Operating Segments
Operating segments information is presented in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (‘CODM’). The CODM, who is responsible for allocating resources and assessing performance, has been identified as the Group’s Executive Committee. The CODM regularly reviews the Group’s operating results in order to assess performance and to allocate resources. The accounting policies of the operating segments are the same as the Group’s accounting policies.
Adjusted Profit Before Tax is the segments' performance measure and excludes income and expenses that are not considered directly related to the performance of our segments as detailed in the reconciliation below.
For management purposes, the Group is organised into the following operating segments, based on the services provided, as follows:
•Clearing – The interface between exchanges and clients. The Group provides the connectivity that allows its clients access to exchanges and central clearing houses. As clearing members, the Group acts as principal on behalf of its clients and generates revenue on a commission per trade basis. The Group provides clearing services across four principal markets: metals, agricultural products, energy and financial securities markets across different geographies.
•Agency and Execution – The Group provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets. Our energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, petrochemical and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams. Our presence in the financial markets is growing as we integrate and optimise recent acquisitions, enabling Marex to diversify its asset class coverage away from traditional commodity markets.
•Market Making – The Group acts as principal to provide direct market pricing to professional and wholesale counterparties, primarily within the metals, agriculture, energy and financial securities markets. The Market Making segment primarily generates revenue through charging a spread between buying and selling prices, without taking significant proprietary risk. The Market Making operations are diversified across geographies and asset classes.
•Hedging and Investment Solutions – The Group offers bespoke hedging and investment solutions to its clients and generates revenue through a return built into the product pricing. Tailored hedging solutions allow producers and consumers of commodities to hedge their exposure to movements in market prices, as well as exchange rates, across a variety of different time horizons.
•The Corporate segment - The Group’s control and support functions: finance, treasury, IT, risk, compliance, legal, human resources and executive management to support the operating segments. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate manages the Group’s funding requirements, interest expense is incurred through debt securities issuance, which is charged to other segments through inter-segmental funding allocations to reflect their consumption of these resources. The adjusted loss before tax includes the expenses related to costs of the functions that are not recovered from the operating segments and corporate costs.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

3 Segmental Analysis (continued)

Segment information for the six months ended 30 June 2025	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	541.7	401.7	10.3	—	—	953.7
Commission and fee expense	(402.4)	(31.6)	(11.9)	—	—	(445.9)
Net commission income/(expense)	139.3	370.1	(1.6)	—	—	507.8
Net trading income	11.2	126.1	114.1	111.0	—	362.4
Interest income/(expense)	174.5	3.4	—	—	(89.9)	88.0
Inter-segmental funding allocations[1]	(67.0)	(1.0)	(9.7)	(25.3)	103.0	—
Net interest income/(expense)	107.5	2.4	(9.7)	(25.3)	13.1	88.0
Net physical commodities income	—	1.7	7.5	—	—	9.2
Revenue	258.0	500.3	110.3	85.7	13.1	967.4
Adjusted profit/(loss) before tax	127.1	125.7	35.0	17.3	(102.4)	202.7

Other segment information
Depreciation and amortisation	(0.2)	(0.3)	(0.2)	(0.3)	(15.5)	(16.5)
Compensation and benefits	(65.2)	(292.3)	(50.5)	(36.6)	(153.0)	(597.6)
1.    The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

Segment information for the six months ended 30 June 2024	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m
Commission and fee income	474.6	320.8	6.5	—	—	801.9
Commission and fee expense	(339.0)	(26.3)	(9.3)	—	—	(374.6)
Net commission income/(expense)	135.6	294.5	(2.8)	—	—	427.3
Net trading income	2.3	19.9	108.5	112.0	—	242.7
Interest income/(expense)	148.2	18.8	—	—	(66.0)	101.0
Inter-segmental funding allocations[1]	(61.2)	(1.3)	(10.6)	(26.0)	99.1	—
Net interest income/(expense)	87.0	17.5	(10.6)	(26.0)	33.1	101.0
Net physical commodities income	—	0.7	16.2	—	—	16.9
Revenue	224.9	332.6	111.3	86.0	33.1	787.9
Adjusted profit/(loss) before tax	119.0	44.9	39.5	26.0	(70.2)	159.2

Other segment information
Depreciation and amortisation	(0.2)	(0.5)	(0.2)	(0.3)	(14.3)	(15.5)
Compensation and benefits	(57.2)	(221.8)	(45.4)	(37.9)	(123.6)	(485.9)
1.    The Inter-segmental funding allocation represents the interest costs borne by the Group, excluding interest earned centrally on house cash balances, which is subsequently recharged to the business segments. The recharge is based on the funding requirements of each business.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

3 Segmental Analysis (continued)
Reconciliation of total segments Adjusted Profit Before Tax to the Group's profit before tax per the income statement:

	6 months ended	6 months ended
	30 June 2025	30 June 2024
	$m	$m
Total segments Adjusted Profit Before Tax	202.7	159.2
Bargain purchase gain[1]	3.6	—
Amortisation of acquired brands and customer lists[2]	(3.0)	(2.6)
Activities in relation to shareholders[3]	—	(2.4)
Employer tax on vesting of the growth shares[4]	—	(2.2)
Owner fees[5]	(0.4)	(2.4)
IPO preparation costs[6]	—	(8.3)
Fair value of the cash settlement option on the growth shares[7]	—	(2.3)
Public offering of ordinary shares[8]	(1.3)	—
Profit before tax	201.6	139.0
1.     A bargain purchase gain was recognised as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2.    This represents the amortisation charge for the period of acquired brands and customers lists.
3.    Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
4.    Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
5.    Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our earnings before interest, tax, depreciation and amortisation ("EBITDA") in each year, presented in the income statement within other expenses. This agreement ended once the Group became listed, however as the calculation is based on audited full year EBITDA, a payment was made during the first quarter of 2025 representing the final adjustments to the fees owed.
6.    IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
7.    Fair value of the cash settlement option on the growth shares in H1 2024 represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised.
8.    Costs relating to the public offerings of ordinary shares by certain selling shareholders.
The Group’s revenue and total assets by geography are as follows. In presenting geographical information, revenue is based on the geographic location of the legal entity where the customers' revenue is recorded. Total assets are based on the geographic location of the legal entity where the assets are recorded.

	Revenue		Total assets[1]
	6 months ended	6 months ended
	30 June 2025	30 June 2024	30 June 2025	31 December 2024
	$m	$m	$m	$m
United Kingdom	362.5	398.4	4,713.3	6,094.7
United States	391.8	261.4	22,950.1	17,322.9
Rest of the world	213.1	128.1	3,524.9	894.9
Total	967.4	787.9	31,188.3	24,312.5
1.    Non-current assets included in Group total assets as at 30 June 2025 amounted to $398.9m (31 December 2024: $337.7m), being $330.6m in the United Kingdom (31 December 2024: $259.6m), $49.0m in the United States (31 December 2024: $61.7m) and $19.3m in the rest of the world (31 December 2024: $16.4m). Non-current assets for this purpose consist of goodwill, intangible assets, property, plant and equipment, right-of-use assets and investments.
The balances in Rest of the world mainly consist of those from countries in Europe and the Asia Pacific region, none of which are individually material for separate disclosure.
4 Tax
The effective rate of tax on profit before tax is 26% for the period ended 30 June 2025 (H1 2024: 26%). The effective tax rate is greater than the statutory tax rate in the UK of 25% due to the jurisdictional profit mix of the group.
5 Dividends Paid and Proposed
Dividends of $20.7m were paid to ordinary shareholders and $6.6m to holders of AT1 securities during the period ended 30 June 2025 (30 June 2024: ordinary dividends: $44.1m, AT1 securities dividends: $6.6m). Please refer to note 18 for Dividends that are proposed and expected to be paid post period end.

6 Business Combinations
(a) Acquisition of Aarna Capital Limited
On 27 March 2025, the Group acquired the fully issued share capital of the Aarna Group ("Aarna") which collectively comprises of Aarna Capital Limited, ACL Holdings Limited and ACL Capital (IFSC) Private Limited. Aarna provides clearing, execution and customised risk management solutions in the Middle East expanding the Group's operations and growing its clearing business. The acquisition of Aarna provides the Group with additional capabilities in a new location and access to approximately 180 local clients, which include institutional investors, family offices and corporate clients.
The preliminary consideration for the acquisition consisted of the fixed premium of $48.5m and the net asset value of $10.4m totalling $58.9m.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
6 Business Combinations (continued)
(a) Acquisition of Aarna Capital Limited (continued)
The Group is currently in the process of determining the final net asset value with the buyer and thus the provisional accounting is based on the following preliminary values:

$m
Initial cash consideration	58.9
Total consideration	58.9

Fair value of identifiable net assets:
Intangible assets	14.1
Property, plant and equipment	0.3
Right-of-use asset	1.1
Trade and other receivables	200.7
Derivative instruments - asset	45.5
Cash and cash equivalents	92.3
Lease liability	(1.0)
Trade and other payables	(288.8)
Corporation tax	(1.0)
Derivative instruments - liability	(38.7)
Deferred tax liability	(1.3)
Total fair value of identifiable assets and liabilities	23.2
Goodwill	35.7
Trade and other receivables
Trade and other receivables mainly consist of broker balances of $184.1m. The fair value and gross contractual amounts of other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $2.7m.
Contribution to the Group's results
Aarna contributed $7.0m revenue and profit before tax of $3.5m to the Group’s results for the period between the date of acquisition and the reporting date. If the acquisition of Aarna had been completed on the first day of the financial year, Group revenue for the period would have increased by $4.6m and Group profit before tax would have increased by $3.0m.
Goodwill
The goodwill recognised on acquisition relates to the expected growth and revenue synergies with the Group's existing product and service offerings and the valuation of Aarna's workforce which cannot be separately recognised as an intangible asset.
Pre-existing relationship
Prior to the acquisition, the Group had a pre-existing relationship with Aarna owing to the brokerage services offered by the Group. The broker balance at the point of acquisition amounted to $114.2m and was deemed to be settled at the point of acquisition.
(b) Acquisition of Darton Group Limited
On 25 March 2025, the Group acquired the fully issued share capital of Darton Group Limited, ("Darton"), a metals trader based in the United Kingdom. The interest was acquired from several individual shareholders for a consideration of £1 resulting in an expected bargain purchase gain of $3.6m based on estimates from the provisional accounting of the transaction. The gain arose due to the entity encountering a market dislocation between the physical price and the quoted derivatives price resulting in liquidity constraints which provided the Group an opportunity to purchase the business.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
6 Business Combinations (continued)
(b) Acquisition of Darton Group Limited (continued)
A valuation exercise is currently in progress to determine the fair value of the assets acquired and liabilities assumed. The provisional accounting is based on the following preliminary values:

$m
Initial cash consideration of £1	—
Settlement of pre-existing liability	8.7
Total consideration	8.7

Fair value of identifiable net assets:
Inventory	25.9
Trade and other receivables	7.3
Cash and cash equivalents	0.3
Trade and other payables	(0.7)
Corporation tax	(0.3)
Borrowings	(20.2)
Total fair value of identifiable assets and liabilities	12.3
Bargain purchase gain	(3.6)
Trade and other receivables
Trade and other receivables mainly consist of trade debtors of $6.8m. The fair value and gross contractual amounts of trade and other receivables approximates their book value.
Acquisition related costs
Costs directly related to the acquisition (included in other expenses) consist mainly of legal expenses totalling $0.1m.
Contribution to the Group's results
Darton contributed revenue loss of $0.4m and a loss before tax of $0.9m to the Group's results for the period from the acquisition date of 25 March 2025 to 30 June 2025. Had the acquisition been completed on 1 January 2025, and the Group's accounting policies applied, Group revenue for the six months ended 30 June 2025 would have been $7.4m lower and Group would have incurred an additional loss before tax of $8.4m. These pro forma amounts are based on Darton's standalone results for the period prior to acquisition, adjusted for differences in accounting policies, and are provided for illustrative purposes only. At the acquisition date, the total consideration included the settlement of a pre-existing margin loan receivable of $8.7m that Marex Financial Limited held with Darton.

(c) Other
•During the period, the Group also made an acquisition of Edgemere Terminals Limited, resulting in the recognition of goodwill of $2.9m and a contribution to net cash flow of $2.6m.
•For the acquisitions and disposals for the six months ended 30 June 2024, refer to the 2024 Group Annual Report.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
7 Goodwill

	30 June 2025	31 December 2024
	$m	$m
Cost
At 1 January	252.1	239.2
Additions during the period[1]	38.6	12.9
Cost at 30 June and 31 December	290.7	252.1
Impairment losses at 1 January	(75.6)	(75.6)
Net book value at 30 June and 31 December	215.1	176.5
1.Goodwill arising from the acquisition of Aarna and Edgemere has been recognised during the period. The acquisition of Aarna is described more fully in note 6.
Goodwill Allocation and Impairment Testing
The Group performs its annual impairment test as at 1 October each year. Between annual tests, the Group reviews each Cash Generating Unit ('CGU') for impairment triggers that could adversely impact the valuation of the CGU and, if necessary, undertakes additional impairment testing.
During the six months ended 30 June 2025, the Group refined the way certain businesses are managed and monitored, including how strategic decisions are made. This required adjustments to internal management reporting and led to an updated view of the CGUs for IAS 36 impairment purposes, including for the purpose of allocating goodwill. This ensured alignment with the way performance is being tracked internally. Consequently, as at 30 June 2025, goodwill impairment trigger assessments were performed using this updated CGU structure.
Previously, goodwill allocation was primarily based on the legal entity acquired at the time of acquisition.
The Group's goodwill of $215.1m as at 30 June 2025, has been reallocated to the post-reorganisation CGUs based on the relative fair values approach derived from revenue splits.
Impairment triggers were assessed on both the pre and post reorganisation CGUs to confirm that no impairment would have arisen. As at 30 June 2025, the review of the indicators of impairment did not require any further testing. The table below outlines how the new CGU allocations align to the allocations as presented in the Group's 2024 Annual Report and Accounts:

Group Goodwill by CGU
	30 June 2025		30 June 2025
CGU (New Allocations)	$m	CGU (Allocations as at 31 December 2024)	$m
Capital Markets	26.3	OTCex	13.0
		Volcap Trading Partners Limited	7.8
		Cowen's Prime Services and Outsourced Trading Business	5.5
Agriculture	15	Agriculture	11.4
		Rosenthal Collins Group[1]	10.5
USA Clearing	6.9
UK Clearing	3.3	ProTrader	3.3
I.L.S. Brokers Limited	3.1	I.L.S. Brokers Limited	3.1
X-Change Financial Access LLC	6.1	X-Change Financial Access LLC	6.1
Aarna Capital Limited	35.7	Aarna Capital Limited	35.7
Energy	90.1	Energy	86.3
		Dropet	1.8
		Marex Spectron Europe Limited	2.0
CSC Commodities UK Limited	20.6	CSC Commodities UK Limited	20.6
Physical Metals	7.5	Recycled Metals	4.6
		Edgemere	2.9
Arfinco S.A.	0.5	Arfinco S.A.	0.5
Total	215.1	Total	215.1
1. Rosenthal Collins Group goodwill is split into Agriculture and USA Clearing based on revenue. Of the total $10.5m allocated to Rosenthal Collins Group in prior year, $3.6m was allocated to Agriculture and $6.9m was allocated to USA Clearing.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
8 Inventory

	30 June 2025	31 December 2024
	$m	$m
Cryptocurrency - Trading	34.0	6.9
Carbon emission certificates and credits - Trading	15.0	6.5
Warranted metals - Trading	120.5	—
Non-warranted metals - Trading	4.0	—
Recyclable scrap metals	20.9	22.4
Minor metals	45.6	—
Precious metals	20.5	—
Total inventories at fair value less cost to sell	260.5	35.8
All inventories are held at fair value less cost to sell.
The Group economically hedges its exposure to cryptocurrencies and hence the Group's net exposure to market risk has not been material to our operations for the periods presented. As at 30 June 2025, the Group’s overall net market risk exposure to cryptocurrencies was $1.6m (2024: $1.1m). The fair values of cryptocurrencies held as assets are determined based on quoted market prices and are classified as a Level 1 valuation under the fair value hierarchy.
Carbon emission certificates and credits comprise Solar Renewable Energy Certificates (RECs) which are held to trade with a fair value of $15.0m (2024: $6.5m). The fair value is based on quoted market prices and classified as a Level 1 valuation.
The Group's metals inventory comprises the following:
•Warranted metals are those where the Group holds title and warrant and which are lodged and stored with an exchange. The majority of these warranted metals consists of non-ferrous base metals. The fair value is determined based on quoted exchange prices, and is classified as a Level 1 valuation.
•Non-warranted metals are those where the Group holds title but with no warrant attached and which are either warehoused or in transit. The majority of these non-warranted metals consists of non-ferrous base metals. The fair value is determined based on quoted exchange prices, and is classified as a Level 1 valuation.
•Recyclable scrap metals are those which the Group has title over and which are in transit from the supplier to the customer. The vast majority of recyclable scrap metals consists of non-ferrous metals and comprises various grades of copper (including brass), aluminium and lead. The fair value for recyclable scrap metals is determined based on quoted metal prices, which are discounted for grade and location where appropriate, and is classified as a Level 2 valuation.
•Minor metals are those where the Group has title over and are either stored in London Metal Exchange and Minor Metals Trade Association approved warehouses or in transit between warehouses and trading counterparties. The vast majority of the inventory consists of various grades/alloys of cobalt, lithium and other battery metals. The fair value is determined based on quoted metal prices which are adjusted for differing grades and is classified as a Level 2 valuation.
•Precious metals are those where the Group holds title and which are either warehoused or in transit. The fair value is determined based on quoted exchange prices. The fair value is determined based on quoted exchange prices, and is classified as a Level 1 valuation.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
8 Inventory (continued)

The fair value movements charged to profit and loss are as follows:

	Cost	Fair value movement for the 6 months ended	Inventory
	30 June 2025	30 June 2025	30 June 2025
	$m	$m	$m
Cryptocurrency - Trading	30.0	4.0	34.0
Carbon emission certificates and credits - Trading	14.6	0.4	15.0
Warranted metals - Trading	119.0	1.5	120.5
Non-warranted metals - Trading	3.8	0.2	4.0
Recyclable scrap metals	20.2	0.7	20.9
Minor metals	42.6	3.0	45.6
Precious metals	19.9	0.6	20.5
	250.1	10.4	260.5

	Cost	Fair value movement	Inventory
	31 December 2024	31 December 2024	31 December 2024
	$m	$m	$m
Cryptocurrency - Trading	8.9	(2.0)	6.9
Carbon emission certificates and credits - Trading	6.5	—	6.5
Recyclable scrap metals	22.6	(0.2)	22.4
	38.0	(2.2)	35.8
9 Trade and Other Receivables

		30 June 2025	31 December 2024
	Note	$m	$m
Amounts due from exchanges, clearing houses and other counterparties		4,925.0	3,215.5
Amounts due from Prime Brokers[1]		112.8	101.5
Amounts receivable from clients		2,639.8	2,737.1
Trade debtors		2,332.3	785.8
Default funds and deposits		428.6	474.1
Loans receivable		249.5	89.8
Payment to acquire subsidiaries	18	79.1	—
Other tax and social security taxes		12.6	12.3
Other debtors		136.5	104.5
Prepayments		33.7	32.6
		10,949.9	7,553.2
1.The Group made a change in presentation to separate amounts receivable from clients and amounts due from Prime Brokers. Amounts due from Prime Brokers include cash, realised and unrealised gains or losses on futures and options and margin financing.
Included in amounts receivable from clients, amounts due from Prime Brokers and amounts due from exchanges, clearing houses and other counterparties are segregated balances of $2,626.1m (31 December 2024: $1,833.7m) and non-segregated balances of $5,051.5m (31 December 2024: $4,220.4m).
Other debtors includes amounts related to sign-on bonuses of $62.2m (31 December 2024: $41.5m).

10 Derivative Instruments
Derivative assets and derivative liabilities comprise the following:

	30 June 2025	31 December 2024
Financial assets	$m	$m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Synthetic equity swap	230.7	243.3
Agriculture contracts	181.0	296.7
Energy contracts	170.5	83.3
Foreign currency contracts	560.0	204.9
Precious metal contracts	1.7	1.3
Credit contracts	4.3	2.2
Metals contracts	16.4	3.2
Equity contracts	151.0	233.5
Crypto contracts	12.8	13.7
Rates contracts	86.3	55.6
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency contracts	5.2	0.1
Rates contracts	51.8	25.7
	1,471.7	1,163.5

	30 June 2025	31 December 2024
Financial liabilities	$m	$m
Held for trading derivatives carried at fair value through profit and loss that are not designated in hedge accounting relationships:
Agriculture contracts	139.7	221.5
Energy contracts	80.2	53.0
Foreign currency contracts	482.3	259.1
Precious metal contracts	7.4	3.9
Credit contracts	11.7	9.6
Metals contracts	9.3	3.1
Equity contracts	246.8	65.2
Crypto contracts	17.1	16.1
Rates contracts	84.0	62.8
Held for trading derivatives that are designated in hedge accounting relationships:
Foreign currency contracts	1.1	24.2
Rates contracts	16.9	33.2
	1,096.5	751.7

11 Trade and Other Payables

	30 June 2025	31 December 2024
	$m	$m
Amounts due to exchanges, clearing houses and other counterparties	1,020.2	1,501.5
Amounts due to Prime Brokers[1]	1,304.8	1,017.1
Amounts payable to clients	8,438.2	6,253.7
Accruals	461.0	468.3
Trade payables	2,081.7	470.2
Other tax and social security taxes	37.5	9.9
Deferred income	0.7	2.4
Other creditors	28.5	17.3
	13,372.6	9,740.4
1.The Group made a change in presentation to separate amounts payable to clients and amounts due to Prime Brokers. Amounts due to Prime Brokers include cash, realised and unrealised gains or losses on futures and options and margin financing.
Included in amounts payable to clients, amounts due to Prime Brokers and amounts due to exchanges, clearing houses and other counterparties are segregated balances of $5,181.7m (31 December 2024: $4,733.5m) and non-segregated balances of $5,581.5m (31 December 2024: $4,038.8m).

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

12 Share Capital
The following is a summary of the shares outstanding for the respective periods.

	Issued and fully paid		Issued and fully paid
	30 June 2025	30 June 2025	31 December 2024	31 December 2024
	Number	$'000	Number	$'000
Ordinary Shares of $0.001551 each	72,899,078	113	72,221,843	112
Deferred Shares of £0.000469 each	4,129,436	3	4,129,436	3
	77,028,514	116	76,351,279	115
During the period the Group issued a cumulative 677,235 ordinary shares as part of the vesting of the 2021 Retention Long Term Incentive Plan as well as under 3 tranches of awards issued under the Deferred Bonus Plan. Each share issued has a nominal value of $0.001551.
Please refer to note 17 for further detail on each share-based payment plan.

	Ordinary shares of $0.001551 Number	Deferred Shares of £0.000469 Number	Total Number
At 1 January 2025	72,221,843	4,129,436	76,351,279
Issuance of ordinary shares during the period	677,235	—	677,235
At 30 June 2025	72,899,078	4,129,436	77,028,514
Following settlement of some eligible Group share-based payment schemes, the Group held 1,199,156 (31 December 2024: 1,930,957) ordinary shares purchased at a total cost of $58.3m (31 December 2024: $23.2m). Please refer to note 17 'Share Based Payments' for further detail.
The rights of all shares are disclosed in the 2024 Group Annual Report.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments
(a) Categories of financial instruments

	FVTPL	FVTOCI	Amortised cost	Total
Financial assets at 30 June 2025	$m	$m	$m	$m
Investments	—	28.9	—	28.9
Treasury instruments[1]	17.0	—	3,411.0	3,428.0
Fixed income securities	104.9	—	0.5	105.4
Equity instruments	6,038.4	—	—	6,038.4
Derivative instruments	1,453.9	17.8	—	1,471.7
Stock borrowing	2,495.1	—	—	2,495.1
Reverse repurchase agreements	2,607.2	—	—	2,607.2
Amounts due from exchanges, clearing houses and other counterparties	—	—	4,925.0	4,925.0
Amounts due from Prime Brokers	—	—	112.8	112.8
Amounts receivable from clients	32.3	—	2,607.5	2,639.8
Trade debtors	43.0	—	2,289.3	2,332.3
Default funds and deposits	—	—	428.6	428.6
Loans receivable	—	—	249.5	249.5
Other debtors[2]	—	—	64.8	64.8
Cash and cash equivalents	—	—	3,375.3	3,375.3
	12,791.8	46.7	17,464.3	30,302.8

	FVTPL	FVTOCI	Amortised cost	Total
Financial assets at 31 December 2024	$m	$m	$m	$m
Investments	—	24.0	—	24.0
Treasury instruments[1]	29.7	—	3,539.0	3,568.7
Fixed income securities	87.7	—	—	87.7
Equity instruments	4,678.0	—	—	4,678.0
Derivative instruments	1,162.0	1.5	—	1,163.5
Stock borrowing	1,781.7	—	—	1,781.7
Reverse repurchase agreements	2,490.4	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	—	—	3,215.5	3,215.5
Amounts due from Prime Brokers	—	—	101.5	101.5
Amounts receivable from clients	51.9	—	2,685.2	2,737.1
Trade debtors	108.7	—	677.1	785.8
Default funds and deposits	—	—	474.1	474.1
Loans receivable	—	—	89.8	89.8
Other debtors[2]	—	—	63.0	63.0
Cash and cash equivalents	—	—	2,556.6	2,556.6
	10,390.1	25.5	13,401.8	23,817.4
1.    The fair value of the Treasury Instruments, which are Level 1 instruments as they are all quoted instruments, held at amortised cost at 30 June 2025 was $3,418.3m (31 December 2024: $3,541.7m). The fair values of other assets and liabilities at amortised cost are consistent with the carrying amount.
2.    $71.7m (31 December 2024: $41.5m) of the other debtors balance relates to sign-on bonuses and forgivable employee loans and are not included in the table above as they are not a financial asset.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(a) Categories of financial instruments (continued)

	FVTPL	FVTOCI	Amortised cost	Total
Financial liabilities at 30 June 2025	$m	$m	$m	$m
Repurchase agreements	3,290.7	—	—	3,290.7
Derivative instruments	1,093.6	2.9	—	1,096.5
Short securities	2,176.5	—	—	2,176.5
Amounts due to exchanges, clearing houses and other counterparties	—	—	1,020.2	1,020.2
Amounts due to Prime Brokers	—	—	1,304.8	1,304.8
Amounts payable to clients	46.2	—	8,392.0	8,438.2
Trade payables	7.6	—	2,074.1	2,081.7
Other creditors	—	—	28.5	28.5
Stock lending	3,757.4	—	892.5	4,649.9
Short-term borrowings	—	—	133.0	133.0
Debt securities[1]	3,772.1	—	1,485.7	5,257.8
Lease liability	—	—	84.3	84.3
	14,144.1	2.9	15,415.1	29,562.1

	FVTPL	FVTOCI	Amortised cost	Total
Financial liabilities at 31 December 2024	$m	$m	$m	$m
Repurchase agreements	2,305.8	—	—	2,305.8
Derivative instruments	724.2	27.5	—	751.7
Short securities	1,704.6	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	—	—	1,501.5	1,501.5
Amounts due to Prime Brokers	—	—	1,017.1	1,017.1
Amounts payable to clients	65.1	—	6,188.6	6,253.7
Trade payables	7.4	—	462.8	470.2
Other creditors	—	—	17.3	17.3
Stock lending	3,480.9	—	1,471.2	4,952.1
Short-term borrowings	—	—	152.0	152.0
Debt securities[1]	2,674.6	—	929.9	3,604.5
Lease liability	—	—	77.5	77.5
	10,962.6	27.5	11,817.9	22,808.0
1.Debt securities includes the Euro Medium Term Note ("EMTN") and the Group's Senior Note Programs measured at amortised cost for which we apply fair value hedge accounting.
(b) Liquidity risk
The Group defines liquidity risk as the failure to meet its day-to-day capital and cash flow requirements. Liquidity risk is assessed and managed under the Individual Capital and Risk Assessment (ICARA) and Liquidity Risk Framework. To mitigate liquidity risk, the Group has implemented robust cash management policies and procedures that monitor liquidity daily to ensure that the Group has sufficient resources to meet its margin requirement at clearing houses and third party brokers. In the event of a liquidity issue arising, the Group has recourse to existing global cash resources, after which it could draw down on $380m (31 December 2024: $275m) of committed revolving credit facilities, of which $150m is available to the Group as a whole. The Group has access to a further $200m (31 December 2024: $200m) secured borrowings. The effect of the callable features within the structured note program is monitored and dynamically updated to reflect any changes to expected cashflows as part of the overall Group liquidity requirements. Short term liquidity requirements are monitored and subject to limits reflecting the Groups liquidity resources.
There are strict guidelines followed in relation to products and tenor into which excess liquidity can be invested. Excess liquidity is invested in highly liquid instruments, such as cash deposits with financial institutions for a period of less than three months and US Treasuries with a maturity of up to five years.
The financial liabilities are based upon rates set on a daily basis, apart from the financing of the warrant positions and the credit facility where the rates are set for the term of the loan. For assets not marked to market, there is no material difference between the carrying value and fair value.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(b) Liquidity risk (continued)
Liquidity risk exposures
The following table details the Group’s available committed financing facilities including committed credit agreements:

Secured borrowings and committed revolving credit facilities:	30 June 2025	31 December 2024
	$m	$m
Amount used	133.0	152.0
Amount unused[1]	380.0	275.0
	513.0	427.0
1.Of the amount unused as at 30 June 2025 and 31 December 2024, only $150m is available to the Group as a whole. The remainder is only available to the Group's subsidiaries.
The following table details the Group’s contractual maturity for non-derivative financial liabilities. Debt securities are presented discounted based on the first call dates. Lease liabilities are undiscounted and contractual.

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
30 June 2025	$m	$m	$m	$m	$m	$m
Repurchase agreements	—	3,290.7	—	—	—	3,290.7
Short securities	—	2,176.5	—	—	—	2,176.5
Amounts due to exchanges, clearing houses and other counterparties	1,020.2	—	—	—	—	1,020.2
Amounts due to Prime Brokers	1,304.8	—	—	—	—	1,304.8
Amounts payable to clients	8,438.2	—	—	—	—	8,438.2
Trade payables	3.5	2,078.2	—	—	—	2,081.7
Other creditors	8.0	15.1	5.4	—	—	28.5
Stock lending	4,649.8	0.1	—	—	—	4,649.9
Short term borrowings	6.7	126.3	—	—	—	133.0
Debt securities	—	1,798.8	1,373.7	2,043.6	41.7	5,257.8
Lease liabilities	—	4.4	9.6	63.3	35.8	113.1
	15,431.2	9,490.1	1,388.7	2,106.9	77.5	28,494.4

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
31 December 2024	$m	$m	$m	$m	$m	$m
Repurchase agreements	—	2,305.8	—	—	—	2,305.8
Short securities	—	1,704.6	—	—	—	1,704.6
Amounts due to exchanges, clearing houses and other counterparties	1,218.8	282.0	0.7	—	—	1,501.5
Amounts due to Prime Brokers	1,017.1	—	—	—	—	1,017.1
Amounts payable to clients	6,253.7	—	—	—	—	6,253.7
Trade payables	3.6	463.4	3.2	—	—	470.2
Other creditors	6.0	4.9	4.1	2.3	—	17.3
Stock lending	4,804.5	147.6	—	—	—	4,952.1
Short term borrowings	—	152.0	—	—	—	152.0
Debt securities	—	1,235.8	883.8	1,434.9	50.0	3,604.5
Lease liabilities	—	3.7	10.3	52.9	37.4	104.3
	13,303.7	6,299.8	902.1	1,490.1	87.4	22,083.1
Amounts due to exchanges, clearing houses and other counterparties, amounts payable to clients, trade payables and other creditors are aggregated on the statement of financial position in trade and other payables and disaggregated in note 11.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(b) Liquidity risk (continued)
Shown below is the Group’s contractual maturity for non-derivative financial assets:

30 June 2025	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	9.5	2,856.8	204.1	350.1	7.5	3,428.0
Fixed income securities	105.4	—	—	—	—	105.4
Equity instruments	6,038.4	—	—	—	—	6,038.4
Stock borrowing	2,495.1	—	—	—	—	2,495.1
Reverse repurchase agreements	6.8	2,600.4	—	—	—	2,607.2
Amounts due from exchanges, clearing houses and other counterparties	4,925.0	—	—	—	—	4,925.0
Amounts due from Prime Brokers	112.8	—	—	—	—	112.8
Amounts receivable from clients	2,639.8	—	—	—	—	2,639.8
Trade debtors	84.7	2,212.8	34.8	—	—	2,332.3
Default funds and deposits	185.2	220.5	22.9	—	—	428.6
Loans receivable	163.3	86.0	0.2	—	—	249.5
Other debtors	51.1	8.7	3.5	0.4	1.1	64.8
Cash and cash equivalents	3,375.3	—	—	—	—	3,375.3
	20,192.4	7,985.2	265.5	350.5	8.6	28,802.2

31 December 2024	On demand $m	Less than 3 months $m	3 to 12 months $m	1 to 5 years $m	More than 5 years $m	Total $m
Treasury instruments	125.6	2,638.6	679.4	125.1	—	3,568.7
Fixed income securities	75.2	12.5	—	—	—	87.7
Equity instruments	4,464.3	213.7	—	—	—	4,678.0
Stock borrowing	1,577.9	203.7	—	—	—	1,781.6
Reverse repurchase agreements	213.0	2,277.4	—	—	—	2,490.4
Amounts due from exchanges, clearing houses and other counterparties	3,215.5	—	—	—	—	3,215.5
Amounts due from Prime Brokers	101.5	—	—	—	—	101.5
Amounts receivable from clients	2,737.1	—	—	—	—	2,737.1
Trade debtors	60.6	251.7	471.4	2.1	—	785.8
Default funds and deposits	6.9	416.4	4.9	45.9	—	474.1
Loans receivable	63.7	25.7	0.4	—	—	89.8
Other debtors	32.8	24.1	1.5	3.2	1.4	63.0
Cash and cash equivalents	2,556.6	—	—	—	—	2,556.6
	15,230.7	6,063.8	1,157.6	176.3	1.4	22,629.8
Both assets and liabilities are included to understand the Group’s liquidity risk management, as the liquidity is managed on a net asset and liability basis. Amounts due from exchanges, clearing houses and other counterparties, amounts receivable from clients, trade debtors, default funds and deposits, loans receivable and other debtors are aggregated on the statement of financial position in trade and other receivables and disaggregated in note 9.
The following table details the Group’s contractual maturity for derivative financial assets and derivative financial liabilities:

30 June 2025	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	5.6	399.7	652.3	408.5	5.6	1,471.7
Liabilities	(11.1)	(428.0)	(459.8)	(166.6)	(31.0)	(1,096.5)
	(5.5)	(28.3)	192.5	241.9	(25.4)	375.2

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(b) Liquidity risk (continued)

31 December 2024	On demand	Less than 3 months	3 to 12 months	1 to 5 years	5 + years	Total
Derivative instruments	$m	$m	$m	$m	$m	$m
Assets	—	381.4	381.3	396.5	4.3	1,163.5
Liabilities	—	(357.3)	(164.9)	(209.3)	(20.2)	(751.7)
	—	24.1	216.4	187.2	(15.9)	411.8
Certain derivative assets and liabilities do not meet the offsetting criteria in IAS 32, but the entity has the right of offset in the case of default, insolvency or bankruptcy. Consequently, the net amount of derivative assets presented of $1,471.7m (31 December 2024: $1,163.5m) and the net amount of derivative liabilities presented of $1,096.5m (31 December 2024: $751.7m) are disclosed separately in the Group's statement of financial position.
(c) Fair value measurement
The information set out below provides information about how the Group determines fair values of various financial assets and financial liabilities.
Management assessed that the fair values of trade and other receivables, cash and short term deposits, stock lending and trade and other payables, approximate their carrying value amounts largely due to the short-term maturities of these instruments.
The following methods and assumptions were used to estimate the Level 2 fair values:
•The fair values of the debt securities takes the price quotations at the reporting date and compares them against internal quantitative models that require the use of multiple market inputs including commodities prices, interest and foreign exchange rates to generate a continuous yield or pricing curves and volatility factors, which are used to value the position.
•The fair value of non-listed investments relates to the Group’s holding of seats and membership of the exchanges and is based upon the latest trading price.
•Where the inventory is related to scrap metals, the valuation is based on the quoted price discounted by location and grade of metal. Where there is an active market for the Group’s inventory, then quoted market price will be used to value the inventory position.
•The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employ the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates curves of the underlying commodity. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group’s own non-performance risk.
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data. Some of the Group’s derivative financial instruments are priced using quantitative models that require the use of multiple market inputs including commodity prices, interest and foreign exchange rates to generate continuous yield or pricing curves and volatility factors in addition to unobservable inputs, which are used to value the position and therefore qualify as Level 3 financial assets.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(c) Fair value measurement (continued)
The following table shows an analysis of assets and liabilities recorded at fair value shown in accordance with the fair value hierarchy as at 30 June 2025 and 31 December 2024.

	Level 1	Level 2	Level 3	Total
30 June 2025	$m	$m	$m	$m
Financial assets – FVTPL:
Equity instruments	5,784.2	254.2	—	6,038.4
Treasury instruments	17.0	—	—	17.0
Fixed income securities	—	104.9	—	104.9
Derivative instruments	—	1,453.7	0.2	1,453.9
Amounts receivable from clients	32.3	—	—	32.3
Trade debtors	43.0	—	—	43.0
Reverse repurchase agreements	—	2,607.2	—	2,607.2
Stock borrowing	2,495.1	—	—	2,495.1
Financial assets – FVTOCI:
Investments	—	23.8	5.1	28.9
Derivative instruments	—	17.8	—	17.8
Financial liabilities – FVTOCI:
Derivative instruments	—	(2.9)	—	(2.9)
Financial liabilities – FVTPL:
Derivative instruments	—	(1,093.3)	(0.3)	(1,093.6)
Trade payables	(7.6)	—	—	(7.6)
Amounts payable to clients	(46.2)	—	—	(46.2)
Short securities	(2,088.2)	(88.3)	—	(2,176.5)
Debt securities	—	(3,771.6)	(0.5)	(3,772.1)
Stock lending	(3,757.4)	—	—	(3,757.4)
Repurchase agreements	—	(3,290.7)	—	(3,290.7)
	2,472.2	(3,785.2)	4.5	(1,308.5)

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(c) Fair value measurement (continued)

	Level 1	Level 2	Level 3	Total
31 December 2024	$m	$m	$m	$m
Financial assets – FVTPL:
Equity instruments	4,464.3	213.7	—	4,678.0
Treasury instruments	29.7	—	—	29.7
Fixed income securities	75.1	12.6	—	87.7
Derivative instruments	—	1,161.3	0.7	1,162.0
Amounts receivable from clients	51.9	—	—	51.9
Trade debtors	—	108.7	—	108.7
Reverse repurchase agreements	—	2,490.4	—	2,490.4
Stock borrowing	1,781.7	—	—	1,781.7
Financial assets – FVTOCI:
Investments	12.6	6.3	5.1	24.0
Derivative instruments	—	1.5	—	1.5
Financial liabilities – FVTOCI:
Derivative instruments	—	(27.5)	—	(27.5)
Financial liabilities – FVTPL:
Derivative instruments	—	(724.1)	(0.1)	(724.2)
Trade payables	(7.4)	—	—	(7.4)
Amounts payable to clients	(65.1)	—	—	(65.1)
Short securities	(1,644.8)	(59.8)	—	(1,704.6)
Debt securities	—	(2,668.9)	(5.7)	(2,674.6)
Stock lending	(3,480.9)	—	—	(3,480.9)
Repurchase agreements	—	(2,305.8)	—	(2,305.8)
	1,217.1	(1,791.6)	—	(574.5)
There were no material asset and liability transfers between any fair value hierarchy levels during the period (31 December 2024: no transfers).
The Group’s management believes, based on the valuation approach used for the calculation of fair values and the related controls, that the Level 3 fair values are appropriate. The impact of reasonably possible alternative assumptions from the unobservable input parameters shows no significant impact on the Group’s profit, comprehensive income or shareholders’ equity. The Group deems the total amount of Level 3 financial assets and liabilities to be immaterial and therefore any sensitivities calculated on these balances are also deemed to be immaterial. The Group defers day 1 gains/losses when the initial fair value of a financial instrument held at fair value through profit and loss relies on unobservable inputs. At 30 June 2025, the Group held a deferred day 1 gains/losses balance of $1.5m (31 December 2024 $5.3m).

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(d) Debt securities

	30 June 2025	31 December 2024
	$m	$m
Financial Products Program	3,763.6	2,667.4
Tier 2 Program	8.5	7.2
EMTN Program	372.4	333.4
Senior Note Program	1,113.3	596.5
	5,257.8	3,604.5

Senior Note Program

In addition to existing senior notes the Company completed an issuance of $500.0m unsecured senior 3-year notes during May 2025 under its Senior Note Program. The notes mature on 8 May 2028 and were issued for net proceeds of $498.3m at an interest rate of 5.829%. The senior notes represent direct, senior and unsecured obligations and rank pari passu with other senior unsecured indebtedness, and the notes of a series will rank equally and without any preference among themselves. The Senior Notes program contains certain customary events of default and optional redemption, and the Company has provided certain customary undertakings, such as restricting the creation of security over the Company’s and the Company’s subsidiaries’ assets. The Senior Note Program and the Senior Notes are listed on the Vienna Multilateral Trading Facility of the Vienna Stock Exchange. As at 30 June 2025, the Group had $1,113.3m of debt securities issued under the Senior Note Program with an average maturity of 44 months and an average interest rate of 6.1% (31 December 2024: $596.5m with an average maturity of 58 months and an average interest rate of 6.4%). These Senior Note Program notes are designated in a fair value hedging relationship for interest rate risk as described further under section (e) below.

Cashflow classification

Cash flows from operations includes the movement of debt securities except for debt securities issued under the Tier 2 Program and are presented within the section labelled working capital. Debt securities have been split into those that represent revenue producing activities and are part of the ongoing operations of the Group which include Financial Products Program, EMTN Program and the Senior Notes Programs. Tier 2 securities qualify as Tier 2 Capital and therefore are presented as cash flows from financing activities given the nature of the instruments are capital in nature.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

13 Financial Instruments (continued)
(e) Financial risk management objectives

Fair value hedges
As part of the Group's risk management of market risk exposures, the following new fair value hedges were entered into during the period ended 30 June 2025:
•As part of the senior note issuance in May 2025, the Group entered into an interest rate swap with a notional amount of $500.0m whereby the Group receives the fixed rate of 5.829% and pays the floating rate of the Secured Overnight Financing Rate ("SOFR") + 2.4187%. The risk being hedged is the exposure to changes in the fair value of the fixed-rate senior bond issuance due to fluctuations in market interest rates.
•At 30 June 2025, the Group entered into interest rate swap agreements with respect to certain US treasury instruments acquired during the period. The swaps have a cumulative notional amount of $250.0m whereby the Group receives the floating rate of SOFR and pays the fixed rate under each contract. The risk being hedged is the exposure to changes in the fair value of the entire portion of the fixed-rate US treasury due to fluctuations in market interest rates
There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate swap match the terms of the fixed rate loan (i.e. notional amount, maturity, payment and reset dates). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. To test the hedge effectiveness, the Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the hedged risk.
Hedge ineffectiveness can arise from:
•different interest rate curve applied to discount the hedged item and hedging instrument;
•differences in timing of cash flows of the hedged item and hedging instrument;
•the counterparties’ credit risk differently impacting the fair value movements of the hedging instrument and hedged item.
The impact of hedge accounting on the statement of financial position as at 30 June 2025 is as follows:

	Notional Amount	Carrying Amount	Line item in the statement of financial position	Change in fair value used for recognising ineffectiveness for the period
	$m	$m		$m
Interest rate swaps	1,677.3	(3.6)	Derivative instruments	—
Cross currency swap	327.3	23.1	Derivative instruments	—
Fixed rate treasury instruments	250.0	251.6	Treasury instruments	—
Fixed rate borrowing	1,427.3	(1,485.7)	Debt securities	—

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

14 Client Money (segregated)[1]
As required by the UK FCA’s Client Assets Sourcebook (‘CASS’) rules and the US Commodity Futures Trading Commission's ("CFTC’s") client money rules, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. Segregated assets governed by the UK FCA's CASS rules and the related liabilities to clients, whose recourse is limited to segregated accounts, are not included in the Group’s statement of financial position where the Group is not beneficially entitled thereto and does not share any of the risks or rewards of the assets. Excess Group cash placed in US segregated accounts to satisfy US regulations and securities held in US segregated accounts are recognised on the Group’s statement of financial position.

	30 June 2025	31 December 2024
	$m	$m
Segregated assets at banks (not recognised)	5,325.1	4,982.4
Segregated assets at exchanges, clearing houses and other counterparties (not recognised)	1,888.3	1,101.2
Segregated assets at exchanges, clearing houses and other counterparties (recognised)	2,808.8	3,016.5
	10,022.2	9,100.1
1.    Under the UK FCA’s client money rules, certain monies are protected, segregating these monies from the Group’s own money. This applies to client money placed within segregated bank accounts but also for client money placed at exchanges where the money is held in segregated bank accounts. The same cannot be said to apply under the CFTC rules, thus driving the accounting treatment of derecognising segregated cash at exchanges in the UK compared to the US.
As at 30 June 2025, $182.7m (31 December 2024: $173.9m) of excess Group cash placed in segregated accounts to satisfy US regulations has been recorded within cash and cash equivalents and client liabilities within trade and other payables in the statement of financial position.
15 Earnings Per Share
Basic earnings per share is calculated by dividing the profit attributable to the ordinary equity holders of the Group for the six month period by the weighted average number of ordinary shares outstanding during the period.
Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the Group (after adjusting for the impact of AT1 securities dividends) by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	Six months ended 30 June 2025	Six months ended 30 June 2024
Profit before tax ($m)	201.6	139.0
Tax ($m)	(52.4)	(36.1)
Profit after tax ($m)	149.2	102.9
AT1 securities dividends paid ($m)	(6.6)	(6.6)
Profit attributable to shareholders of the Group ($m)	142.6	96.3
Weighted average number of Ordinary shares during the period	70,998,545	68,160,724
Basic earnings per share ($)	2.01	1.41
Weighted average number of Ordinary shares for basic EPS	70,998,545	68,160,724
Effect of dilution from:
Share schemes	3,651,474	4,733,499
Weighted average number of Ordinary shares adjusted for the effect of dilution	74,650,019	72,894,223
Diluted earnings per share ($)	1.91	1.32
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorisation of these financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
16 Related Party Transactions
On 20 October 2020, the Company entered into a Shareholders’ Agreement with Amphitryon Limited, Ocean Ring Jersey Co. Limited and Ocean Trade Lux Co S.Á.R.L. (the '2020 Shareholders’ Agreement'). Pursuant to the terms of the 2020 Shareholders’ Agreement, the Group paid a management fee of 2.5% of EBITDA each year to a party associated with the ultimate parent company for services provided.
Following the Company's successful initial public offering on 25 April 2024, the 2020 Shareholders' Agreement was terminated and a new Shareholders Agreement came into effect between the Company, Amphitryon Limited, JRJ Investor 1 Limited Partnership and MASP Investor Limited Partnership (the '2024 Shareholders Agreement'). Amongst other matters, the 2024 Shareholders' Agreement afforded Amphitryon Limited the right to appoint up to two nominee directors to the Board of Marex Group plc, subject to certain shareholding thresholds being met.
The 2024 Shareholders Agreement did not include the payment of any management fees. For the six month period ending 30 June 2024 the Group paid $2.4m under the 2020 Shareholders Agreement, recorded within other expenses. This agreement ended once the Group became listed, however as the calculation is based on audited full year EBITDA, a payment of $0.4m was made during Q1 25 representing the final adjustments to the fees owed.
Amphitryon Limited and its holding or controlling entities are no longer considered related parties following a further sale of shares in May 2025 as their ownership fell below 10% and they no longer have Board representation.
With the exception of the above, there have been no changes in the nature of the related party transactions from those described in the Group's 2024 Annual Report and Accounts.
17 Share-based payments
Share-based payments
In connection with the IPO, in April 2024, the Group adopted the Global Omnibus Plan, which provides for the grant of share options, including incentive share options, conditional awards, restricted shares, share appreciation rights or any other share or cash-based awards to eligible employees and non-employees. New awards are all granted within the terms of this plan.
During the period the Group operated six equity-settled share-based remuneration schemes for Executive Directors and senior management as listed and described below. All are United Kingdom tax authority unapproved schemes. The cost of the service is calculated by reference to the fair value of shares at the grant date, the number of shares expected to vest under the schemes and the probability that the performance and the service conditions will be met. The cost of the service is recognised in the income statement over the period that the recipient provides service and there is a shared understanding of the terms and conditions of the arrangement. The recipient to whom these awards were granted must not depart from the Group, and such an action would require a forfeiture of some or all of the award depending on the conditions under which the employee was to leave.
Deferred Bonus Plan
Members of the scheme are awarded a fixed number of ordinary shares vesting in three equal tranches over the three years following the date of grant. As the awards are based on the employees’ annual performance, the fair value has been expensed from the beginning of the year for which the bonus had been awarded. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
Retention Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. The number of shares awarded is determined by reference to a hurdle return on equity of the Group and to growth targets for the profit after tax of the Group over the three-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
Annual Long Term Incentive Plan
Members of the scheme are awarded a variable number of ordinary shares three years after the grant date. The number of shares awarded is determined by reference to financial underpins; the first is a hurdle return on equity of the Group and the second underpin is growth targets for the adjusted profit before tax over the 3-year period. Prior to the IPO, the fair value of a share award at grant date was the final price approved by the Remuneration Committee and determined based on a multiple of earnings as at grant date with reference to comparable peer companies. Post IPO, the fair value of a share award is based on the Group's quoted share price at the date of the grant.
All Employee Award
As part of the IPO, members of the scheme have been awarded a fixed number of ordinary shares which vest three years after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.
Non-Executive Directors' Award
Members of the scheme are awarded a fixed number of ordinary shares which vest one year after the grant date. The fair value of a share award is based on the Group's quoted share price at grant date.
Warrant Award
A warrant granted at the Group’s initial public offering, vested and settled following the twelve-month anniversary resulting in the settlement of 142,709 ordinary shares.

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)
17 Share-based payments (continued)
The charge for the period arising from share-based payment schemes was as follows:

	Six months ended	Six months ended
	30 June 2025	30 June 2024
	$m	$m
Deferred Bonus Plan	9.0	4.3
Retention Long Term Incentive Plan	2.6	0.7
Annual Long Term Incentive Plan	1.5	2.4
All Employee Plan	0.5	—
Non-Executive Directors' Plan	0.2	—
Fair value of the cash settlement option on the growth shares	—	2.3
Warrants	2.7	—
Total equity-settled share-based payments	16.5	9.7
Movement on share awards

	30 June 2025	31 December 2024
	Number	Number
Outstanding at the beginning of the period	6,047,829	8,621,240
Reverse share split	—	(4,316,287)
Granted during the period[1]	266,058	2,256,357
Vested during the period[2,3]	(2,620,902)	(496,240)
Forfeited during the period	(41,511)	(17,241)
Outstanding at the end of the period	3,651,474	6,047,829
Weighted average fair value of awards granted ($)	22.7	18.5
1.    This represents two new grants which form part of the Group's deferred bonus and annual long term incentive plans.
2.    This represents amounts vested during the period under the retention long term incentive and deferred bonus plans.
3.    The Group is obliged to withhold the amount for the employee's tax obligation associated with the Group's share-based payment schemes. The employee's tax obligation relating to the 2021 Retention Long Term Incentive Plan vesting applied the net settlement method whereby the Group cash settled the employee's tax obligation.
18 Events after Condensed Consolidated Statement of Financial Position Date
(a) Dividends
The Group approved the payment of a dividend of $0.15 per share to be paid on 11 September 2025 to the shareholders on record at the close of business on 26 August 2025.
(b) Acquisition of Hamilton Court Group
On 1 July 2025, the Group finalised the acquisition of the fully issued share capital of Hamilton Court Group Limited. This acquisition enhances the Group's FX offering by integrating new capabilities onto the platform. The initial consideration includes £15 million plus the tangible net asset value, resulting in an initial consideration payment of £45.5m. The Group is still determining the total net assets of the consolidated Hamilton Court Group Limited. Provisional accounting will be applied until the purchase price allocation and the tangible net asset value calculation are finalised, with the premium being recorded as goodwill.

(c) Acquisition of Agrinvest Commodities
On 1 July 2025, the Group completed the acquisition of the fully issued share capital of Agrinvest Commodities, a Brazilian agricultural commodities business. This acquisition broadens the Group's operations in the Americas and introduces new capabilities and clients. Agrinvest Commodities connects buyers and sellers in physical agricultural markets, such as corn and soybeans, and provides consulting support to help clients understand their hedging options and commercial strategies. The initial consideration for this acquisition is $16.5 million plus the tangible net asset value, totalling an initial payment of $16.7 million. Similar to the Hamilton Court acquisition, provisional accounting will be applied until the purchase price allocation and the tangible net asset value calculation are finalised, with the premium being recorded as goodwill.
(d) Acquisition of Winterflood Securities
On 25 July 2025, the Group announced that it had agreed terms to acquire Winterflood Securities to expand the Group's equity market making business. The acquisition is consistent with the Group's strategy to bring in new clients and new capabilities onto its platform. The acquisition is progressing, with regulatory approvals being completed and is expected to complete in early 2026.